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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                 Schedule 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(b)
                                (Amendment No. 8)


                         Performance Food Group Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)



                                    713755106
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                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]    Rule 13d-1(b)
         [ ]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)







                                Page 1 of 5 Pages


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---------------------                                     -----------------
CUSIP NO. 713755106                   13G/A               Page 2 of 5 Pages
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  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Performance Food Group Company Employee Savings and Stock Ownership Plan and Trust
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
          N/A                                                       (b)   [ ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                         0
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          539,666
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        0
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                    2,083,333
          ---------------------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,083,333
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                    (a)  [ ]


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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  4.76%
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 (12)     TYPE OF REPORTING PERSON*

                  EP
          ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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---------------------                                     -----------------
CUSIP NO. 713755106                   13G/A               Page 3 of 5 Pages
---------------------                                     -----------------

Item 1(a).    Name of Issuer:               Performance Food Group Company

Item 1(b).    Address of Issuer's           12500 West Creek Parkway
              Principal Executive           Richmond, VA  23238
              Offices:

Item 2(a).    Name of Person Filing:        Performance Food Group Company
                                            Employee Savings and Stock Ownership
                                            Plan and Trust (the "Plan")

Item 2(b).    Address of Principal          12500 West Creek Parkway
              Business Office:              Richmond, VA  23238

Item 2(c).    Organization/Citizenship:     United States

Item 2(d).    Title of Class                Common stock
              Of Securities:                ("Common Stock")

Item 2(e).    CUSIP Number:                 713755106

Item 3. If this statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person is a f) [X] Employment Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 240.13d-1(b)(ii)(F).

Item 4.       Ownership.


         As of December 31, 2001, there were 2,083,333 shares of common stock of the Company (the "Shares") held within the Plan (4.76% of the total outstanding Shares), of which 1,543,667 shares have been allocated to the accounts of participants. Total Shares over which the Plan has shared voting power is 539,666 (1.2% of the total outstanding Shares) and total shares over which the Plan has shared dispositive power is 2,083,333 (4.76% of the total outstanding Shares). The Plan has sole voting and sole disposition power over no Shares.*

         *The Plan is administered by a committee appointed by the Board of Directors of the Company, which committee is comprised of, Roger L. Boeve, the Company's Chief Financial Officer, Nathan P. Duet, the Company's Corporate Director of Human Resources, and John D. Austin, the Company's Vice President-Finance. The committee directs investment decisions (other than permitted participant directed transactions) and shares voting power with the Plan trustees with respect to unallocated Shares in the Plan.


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---------------------                                     -----------------
CUSIP NO. 713755106                   13G/A               Page 4 of 5 Pages
---------------------                                     -----------------

Item 5.       Ownership of Five Percent or Less of a Class.

                       Inapplicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                       Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Inapplicable.

Item 8.       Identification and Classification of Members of the Group.

                       Inapplicable.

Item 9.       Notice of Dissolution of Group.

                       Inapplicable.

Item 10.      Certification.

                       By signing below I certify that, to the best of my
              knowledge and belief the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.


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---------------------                                     -----------------
CUSIP NO. 713755106                   13G/A               Page 5 of 5 Pages
---------------------                                     -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, as of the 14th day of February 2002.


                                    PERFORMANCE FOOD GROUP COMPANY EMPLOYEE
                                    SAVINGS AND STOCK OWNERSHIP PLAN AND TRUST



                                    By:      /s/ Roger L. Boeve
                                        ----------------------------------------
                                    Roger L. Boeve, Trustee



                                    By:      /s/ Nathan P. Duet
                                        ----------------------------------------
                                    Nathan P. Duet, Trustee



                                    By:      /s/ John D. Austin
                                        ----------------------------------------
                                    John D. Austin, Trustee